EXHIBIT 4.15

MANAGEMENT BOARD MEMBER
EMPLOYMENT CONTRACT

between

SAP Aktiengesellschaft
Systeme, Anwendungen, Produkte
in der Datenverarbeitung,
Neurottstrasse 16,
D-69190 Walldorf

– hereinafter referred to as “SAP” –

and

Mr. Shai Agassi
209 Hollywood Dr.
Los Gatos, CA
USA

– hereinafter referred to as “Mr. Agassi” –

§ 1
Employment and Duties

(1)	By Supervisory Board resolution dated April 17, 2002 Mr. Agassi has been appointed SAP Management Board Member for the period April 17, 2002 through December 31, 2005. He shall represent SAP together with another SAP Management Board Member or a holder of a commercial power of attorney (“Prokurist”).

(2)	In concert with all other Management Board Members Mr. Agassi shall manage SAP in accordance with all relevant legal provisions, the provisions of the Company’s Articles of Association, the Management Board Rules of Procedure and this Employment Contract. Mr. Agassi shall be obliged to devote his entire working capacity to SAP; § 1 para. (3) of this Agreement remains unaffected. He shall not be bound to specific working hours. Any paid side activities shall be subject to the consent of the Supervisory Board. The acceptance of supervisory board positions within enterprises not belonging to the SAP Group shall be subject to the prior consent of the Supervisory Board.

(3)	Beside his activity as member of the management board Mr. Agassi is active as Executive Consultant on behalf of SAP Labs Inc. domiciled in Palo Alto, USA. All activities necessary to fulfill his respective obligations are carried out by Mr. Agassi exclusively in the US. Mr. Agassi is released by SAP from his obligation to work for the Company during the period of this activity in the US respectively. Mr. Agassi is not authorized to sign contracts with binding effect in the name of and on behalf of SAP during his stay in the US.

§ 2
Remuneration

(1)	For the year 2002 Mr. Agassi shall receive an Annual Target Salary at a gross amount of € 385.000 for his activities; 50 % of said amount shall be paid out as a fixed remuneration (“Fixed Salary”) and 50 % as a variable remuneration (“Variable Salary”). The remuneration components and the elements for the variable salary (bonus agreement shall be annually reviewed and redetermined by the Supervisory Board.

For the year 2002 Mr. Agassi shall receive the Annual Target Salary on a pro rata temporis basis (i.e. in proportion with his period of service).

(2)	The Fixed Salary shall be paid in twelve monthly installments subsequently at the end of each month.

(3)	The Variable Salary for the current financial year shall be paid out upon approval of the annual financial statements and confirmation by the next following Shareholders’ Meeting.

(4)	SAP shall provide Mr. Agassi a cost-free company car which may be used for both official and private purposes at home and abroad. The wage withholding and income taxes levied on the fringe benefit constituted by the private use of the company car shall be borne by Mr. Agassi. The budget for the car shall be determined by the Supervisory Board.

(5)	In accordance with internal rules of SAP, Mr. Agassi shall be reimbursed any expenses made in the interest of the Company.

(6)	In case of any incapacity to work due to sickness Mr. Agassi’s salary – after expiration of the period statutorily prescribed for the continuation of salary payments – shall continue to be paid for a period of six months starting from the first day of sickness, however, continued salary payments shall not be made beyond the termination of the Employment Contract.

§ 3
Vacation

Mr. Agassi shall be entitled to a recreational vacation period of thirty-five working days to be planned in time and taken in coordination with the other members of the Management Board and in consideration of the Company’s business situation. The vacation period may be split and taken in several steps.

§ 4
Period of Contract

(1)	This Employment Contract shall be concluded for a fixed period of time starting on April 17, 2002 and expiring on December 31, 2005.

The Supervisory Board shall decide on the extension of Mr. Agassi’s period of office at least nine months prior to expiration of the appointment period. If Mr. Agassi is reappointed, the Employment Contract shall be extended by the period of reappointment.

(2)	In case of Mr. Agassi’s permanent inability to work during the period of the Employment Contract the Employment Contract shall terminate at the end of the quarter in which the permanent disability to work is confirmed. In this case the salary payments shall not be discontinued prior to the expiration of a period of twelve months from the date the permanent disability is confirmed. A permanent disability to work in terms of this Employment Contract shall be considered present, if Mr. Agassi is unable to fulfill his contractual duties for a period exceeding one year and if a restoration of his working capacity cannot be expected within a period of another six months.

§ 5
Secrecy and Documents

(1)	Mr. Agassi shall keep confidential all business affairs and procedures which – in accordance with their nature – are not suitable to be passed on to third parties. This shall include in particular business and operational secrets of SAP.

(2)	The obligation of secrecy specified under para. (1) above shall survive the termination of Mr. Agassi’s employment relationship with SAP.

(3)	When withdrawing from SAP Mr. Agassi shall be obliged to immediately return to SAP all documents, correspondence, records, drafts, calculations and other documentation referring to SAP affairs and still in his possession. This obligation shall also comprise duplicates of any nature (particularly in the form of electronic data carriers) and photocopies.

(4)	Mr. Agassi shall not be entitled to any rights of retention to the above documents and records.

§ 6
Employee Inventions

The individually relevant provisions of the Employee Invention Act shall apply to any inventions made by Mr. Agassi during the period of this Employment Contract. Without being obliged to effect any special remuneration payments SAP shall be exclusively entitled to use all technical and organizational proposals for improvements made by Mr. Agassi.

§ 7
Insurance

(1)	Mr. Agassi shall be entitled to an accident insurance coverage for death, invalidity and accidents. Within the scope of SAP group insurance contracts the insurance coverage shall amount to

–	two annual gross target salaries in the event of death,

–	three annual gross target salaries in the event of invalidity.

Wage withholding and income taxes levied on the fringe benefit shall be borne by Mr. Agassi personally.

(2)	To the extent legally permissible, Mr. Agassi shall be entitled to a “Directors and Officers” insurance.

§ 8
Old-Age Pension /
Survivors’ Pension

(1)	The SAP old-age pension scheme for Management Board Members shall be applicable for Mr. Agassi. Amount and conditions shall be determined by the Supervisory Board.

(2)	In the event of Mr. Agassi’s death his Fixed Salary shall continue to be paid for a period of three months directly following the event of death.

§ 9
Premature Removal from Office
or Termination of Employment Contract

In case of Mr. Agassi’s removal from the Management Board this Employment Contract shall be deemed as notice of termination; in such event the Employment Contract shall terminate upon expiration of the periods prescribed under § 622 BGB (German Civil Code). If the Employment Contract is terminated or if the appointment as a Management Board member is revoked, the Company shall be authorized to release Mr. Agassi from his duties with immediate effect setting off any remaining leave entitlement. In such case SAP shall remain obliged to continue paying the proportionate Fixed Salary.

§ 10
Prohibition of Competition

(1)	During the period of this Employment Contract Mr. Agassi shall not participate in any enterprise competing or maintaining significant business relationships with SAP except as set for in Sec. 1 hereof or as the parties shall mutually agree. Shareholdings not influencing any bodies of the respective enterprise shall not be considered a participation in terms of this provision.

(2)	In case of any violations of this prohibition of competition SAP shall be authorized to assert claims for discontinuation and damages in full.

§ 11
Final Provisions

(1)	This Employment Contract shall be subject to the laws of the Federal Republic of Germany. To the extent legally permissible, place of jurisdiction shall be Walldorf. In case of any inconsistencies between the English and the German version of this Contract, the German version shall be decisive.

(2)	Should one provision of this Employment Contract be or become legally invalid in full or part, the validity of all other provisions shall not be affected. To the extent legally permissible, any invalid provision shall be replaced by an adequate, valid provision economically coming as close as possible to what the parties had or would have intended, if they had been aware of the invalidity of the provision in question.

(3)	There are no side agreements to this Employment Contract.

Walldorf, 17th April 2002	Walldorf, 17th April 2002

/s/ SHAI AGASSI	/s/ DIETMAR HOPP
(Shai Agassi)	(Dietmar Hopp)
Chairman of the Supervisory Board
on behalf of the SAP Supervisory Board